Exhibit 99.2

Tombstone Exploration Corporation Acquires Acreage South Of Current Holdings

PHOENIX, AZ--(Marketwire - 06/08/10) - Tombstone Exploration Corp. (OTC.BB:TMBXF - News) announced today that the Company has acquired additional land to the south of its current holdings in the area where an international mining company has been staking claims.

Tombstone is also finalizing details and budgets for an airborne geophysical program over the entire Tombstone district. The proposed geophysical program will use the ZTEM system which has been used for deep targets. Follow up work may include geochemical surveys, prior to selecting additional drill targets. This geophysical exploration is targeting the deep copper potential in the district. The Company's new holdings, comprising 240 acres, are in an area that has potential for these types of deposits.

Alan Brown, CEO of Tombstone, commented, "We are waiting for the results of our first round of drilling. In the mean time, we are finalizing the next phase of our exploration program, which will include geophysical surveys for porphyry copper targets on our land holdings."

Tombstone Exploration Corporation (TMBXF) is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corporation has the mineral rights to approximately 14,000 acres of historical mining land in the areas around Tombstone, Arizona and is now the largest landholder in the Tombstone Mining District.

For more information on Tombstone Exploration Corporation, please visit www.tombstonemining.com.

FORWARD-LOOKING STATEMENTS

 Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation's ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation's success are more fully disclosed in Tombstone Exploration Corporation most recent public filings with the U.S. Securities and Exchange Commission.